Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	6 Months
	Ended
	June 30,	Years Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings, as defined:
Income Before Income Taxes	$166	$204	$257	$192	$221	$278

Total fixed charges as below	55	107	105	102	121	114

Total earnings	$221	$311	$362	$294	$342	$392

Fixed charges, as defined:
Interest charges (a)	$53	$104	$102	$101	$120	$113
Estimated interest component of operating rentals	2	3	3	1	1	1

Total fixed charges (b)	$55	$107	$105	$102	$121	$114

Ratio of earnings to fixed charges	4.0	2.9	3.4	2.9	2.8	3.4

Preferred stock dividend requirements on a pre-tax
basis		$6	$21	$23	$28	$28
Fixed charges, as above	$55	107	105	102	121	114
Total fixed charges and preferred stock dividends	$55	$113	$126	$125	$149	$142
Ratio of earnings to combined fixed charges and
preferred stock dividends	4.0	2.8	2.9	2.4	2.3	2.8

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.

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